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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, par value $.00004 per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Kenneth S. Siegel
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	398502104	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Starwood Hotels & Resorts Worldwide, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-1193298

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		923,873

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		923,873

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	923,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.	Security and Issuer.
     The title and class of equity security to which this Amendment Number 1 on Schedule 13D relates is the common stock, par value $.00004 per share (“Common Stock”), of Grill Concepts, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 11661 San Vincente Boulevard, Suite 404, Los Angeles, California, 90049.

Item 2.	Identity and Background.
     This statement is filed by Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), a hotel and leisure company with brand names that include St. Regis®, The Luxury Collection®, Sheraton®, Westin®, Four Points® by Sheraton, W®, Le Meridien® and the recently announced Aloft(SM). Starwood’s principal executive offices are located at 1111 Westchester Avenue, White Plains, NY 10604.
     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Starwood is set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.
     The information in Item 5(c) is incorporated herein.

Item 4.	Purpose of Transaction.
     On June 20, 2006, Starwood exercised a warrant to purchase 666,667 shares of Common Stock. Starwood utilized the cashless exercise feature of the warrant, resulting in a net issuance of 257,206 shares of Common Stock.
     Except as set forth above, neither Starwood, nor, to its knowledge, any of its respective directors or officers, have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
     (a)-(b) As of June 21, 2006, Starwood beneficially owns 923,873 shares of Common Stock representing 16.0% of the issued and outstanding Common Stock of the Company (the outstanding shares of Common Stock, 5,777,795, being based on the number of shares outstanding as of May 5, 2006, as reported in the Company’s Form 10-Q for the Quarterly Period ended March 26, 2006). Starwood has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.
     To the knowledge of Starwood, no shares of Common Stock are beneficially owned by any person named in Item 2 above.
     (c) On June 20, 2006, Starwood exercised a warrant to purchase 666,667 shares of Common Stock. Starwood utilized the cashless exercise feature of the warrant, resulting in a net issuance of 257,206 shares of Common Stock.

     To Starwood’s knowledge, none of its respective directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On June 20, 2006, Starwood and the Company entered into an amendment to (i) the Development Agreement , dated as of July 27, 2001 and (ii) the Stockholders’ Agreement, dated as of July 27, 2001, between Starwood and the Company. Pursuant to the amendment to the Development Agreement, Starwood will receive Development Warrants after the number of restaurants covered by management or licensing agreements with Starwood reaches five (5). In addition, the number of shares of Common Stock underlying the Development Warrants will equal 4% of the Company’s outstanding on the date of issuance if the Development Warrants are issued on or prior to April 2008 and 4% of the outstanding Common Stock as of December 25, 2005 if the Development Warrants are issued after April 2008. Pursuant to the amendment to the Stockholders’ Agreement, so long as Starwood beneficially owns at least 333,333 shares of Common stock, the company and certain stockholders of the Company agreed to take appropriate action to cause one nominee of Starwood to be elected to the Company’s Board of Directors. In addition, the Company and certain stockholders agree that the maximum size of the entire Board of Directors of the Company shall be nine (9). Richard Dantas is currently Starwood’s nominee to the Board of Directors.
     The amendment to the (i) Development Agreement and (ii) Stockholders’ Agreement is attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
1.	Form of Amendment, dated as of June 20, 2006, to the Development Agreement, dated as of July 27, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

2.	Form of Amendment, dated as of June 20, 2006, to the Stockholders’ Agreement, dated as of July 27, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Kenneth S. Siegel
	Name:	Kenneth S. Siegel
	Title:	Chief Administrative Officer and General Counsel

Date: June 22, 2006

EXHIBIT INDEX
Exhibit No.

Exhibit 1	—	Form of Amendment, dated as of June 20, 2006, to the Development Agreement, dated as of July 27, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

Exhibit 2	—	Form of Amendment, dated as of June 20, 2006, to the Stockholders’ Agreement, dated as of July 27, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Starwood Hotels & Resorts Worldwide, Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is c/o Starwood Hotels & Resorts Worldwide, Inc., 1111 Westchester Avenue, New York, NY 10011. To the knowledge of Starwood Hotels & Resorts Worldwide, Inc., each person listed below is a United States citizen.

Name and Business Address	Offices at Starwood	Principal Occupation or Employment

Steven J. Heyer	Chief Executive Officer	Chief Executive Officer of Starwood

Kenneth S. Siegel	Chief Administrative Officer and General Counsel	Chief Administrative Officer and General Counsel of Starwood

Vasant Prabhu	EVP and Chief Financial Officer	EVP and Chief Financial Officer of Starwood

Ted Darnall	President – Real Estate	President – Real Estate of Starwood

Javier Benito	EVP and Chief Marketing Officer	EVP and Chief Marketing Officer of Starwood

Charlene Barshefsky Wilmer, Cutler, Pickering, Hale & Dorr LLP 2445 M. Street, N.W. Washington, D.C. 20037	Director	Senior International Partner of Wilmer Cutler Pickering Hale & Dorr LLP

Jean-Marc Chapus Trust Company of the West 11100 Santa Monica Boulevard Suite 2000 Los Angeles, CA 90025	Director	Managing Director of Trust Company of the West

Name and Business Address	Offices at Starwood	Principal Occupation or Employment

Bruce W. Duncan Blakely Capital c/o Higgins Development 101 East Erie, Suite 800 Chicago, IL 60611	Director	Private Investor

Lizanne Galbreath 23 Shagbark Road Norwalk, CT 06854	Director	Managing Partner of Galbreath & Company

Eric Hippeau Softbank Capital Partners 461 Fifth Avenue – 15th floor New York, NY 10017	Director	President and Executive Managing Director of Softbank Corp.

Stephen R. Quazzo Transwestern Investment Company LLC 150 N. Wacker, Suite 800 Chicago, IL 60606	Director	Managing Director and Chief Executive Officer of Transwestern Investment Company LLC

Thomas O. Ryder Readers Digest Association, Inc. Readers Digest Road Pleasantville, NY 10570	Director	Chairman of the Board of The Readers Digest Association, Inc.

Daniel W. Yih GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606-6402	Director	Principal and Chief Operating Officer of GTCR Golder Rauner, LLC

Kneeland C. Youngblood Pharos Capital Group LLC 100 Crescent Court Suite 1740 Dallas, Texas 75201	Director	Managing partner of Pharos Capital Group, L.L.C.